UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*
First High-School Education Co., Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

320505100 (1)

(CUSIP Number)

Apr 21, 2021

(Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 3 Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be 'filed'for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No. 320505100


1. Names of Reporting Persons:

   Spring River Greater China Fund

2. Check the appropriate box if a member of a Group (see instructions):

   Not Applicable

3. Sec Use Only


4. Citizenship or Place of Organization:

   Cayman Islands

5. Number of Shares Beneficially Owned by Each Reporting Person With:

   Sole Voting Power: 5,840,676

6. Shared Voting Power: N/A

7. Sole Dispositive Power: 5,840,676

8. Shared Dispositive Power: N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,840,676

10.Check box if the aggregate amount in row (9) excludes certain shares
  (See Instructions)

   Not Applicable

11.Percent of class represented by amount in row (9)

   6.7% 1

12.Type of Reporting Person (See Instructions)

   FI


1 Percentage of ownership of Class A ordinary shares herein is calculated based on the percentage of Class A ordinary shares owned by the Reporting Person divided by the total of 86,838,700 Class A ordinary shares of the Issuer outstanding as of April 21, 2021.



Item 1.

(a) Name of Issuer: First High-School Education Co., Ltd.
(b) Address of Issuer's Principal Executive Offices:
    No. 1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People's Republic of China

Item 2.
(a) Name of Person Filing: Spring River Greater China Fund

(b) Address of Principal Business Office:
    12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong

(c) Citizenship: Cayman Islands

(d) Title and Class of Securities:
    Class A ordinary shares, par value US$0.00001 per share

(e) CUSIP No.:  320505100


CUSIP number 320505100 has been assigned to the American Depositary Shares ('ADSs') of the Issuer. Each ADS represents 3 Ordinary Shares of the Issuer.

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [x] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:  5,840,676
(b) Percent of Class:  6.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 5,840,676
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:  5,840,676
(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.
        Not Applicable
Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not Applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
        Not Applicable
Item 8. Identification and classification of members of the group.
        Not Applicable
Item 9. Notice of Dissolution of Group.
        Not Applicable

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2021
Spring River Greater China Fund

By: /s/___ LUO Pengwei___
Name: LUO Pengwei
Title: Director